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January 11, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for Virtus Asset Trust (the “Registrant”) for Registration
Statement on Form N-14 (File No. 333-276036)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-276036) relating to the reorganization of Virtus Vontobel Foreign Opportunities Fund, a series of Virtus Opportunities Trust, into Virtus SGA International Growth Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2023.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on January 11, 2024.

No fee is required in connection with this filing. Please direct any questions concerning the filing to Stephanie A. Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm

Vice President, Counsel and Assistant Secretary

Virtus Funds

Securities distributed by VP Distributors, LLC